UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): November 24, 2021

ELEVATE.MONEY REIT I, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4600 Campus Drive, Suite 201, Newport Beach, CA 92660	92626
(Full mailing address of principal executive offices)	(ZIP Code)

(833) 700-0595

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Warrant Offering of Advisor

The manager of Elevate.Money REIT I, Inc. (the “Company”), Elevate.Money, Inc. (“Manager”), has commenced a private placement of warrants to purchase the Manager’s common stock (“Manager Warrant Offering”) to certain investors with previous direct or indirect relationships with the Manager that have purchased at least $100,000 in common stock of the Company. Investors will be entitled to purchase warrants to purchase a proportional 0.1% interest in Manager for each $100,000 invested in the Company.

Because the Manager Warrant Offering is being disclosed in materials used by the Company for the Regulation A offering of the Company’s common stock, the Manager Warrant Offering is being conducted pursuant to Rule 506(c) of Regulation D of the Securities Act of 1934, and each investor must be a verified accredited investor as required for purposes of Rule 506(c). Other than the disclosures contained in the Company’s Regulation A filings, the Manager does not intend to engage in any other general solicitation with respect to the Manager Warrant Offering. The material terms of the warrants will be set forth in the separate offering documents being used in the Manager Warrant Offering.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVATE.MONEY REIT I, INC.

By:	/s/ HAROLD HOFER
Harold Hofer
Chief Executive Officer

Date: November 24, 2021